Exhibit 4.15

Supplemental Agreement

Hereinafter Referred to as Party A (lessor) :

Hailiang Education Investment Group Co., Ltd.

Hereinafter Referred to as Party B (lessee) :

Hailiang Senior Middle School

WHEREAS,

Party A and Party B entered into Campus Management Service Agreement and Agreement on Exemption of Leasing Payment (hereinafter referred to as “Original Agreements”) on April 28, 2019. Pursuant to the Original Agreements, Party A shall lease the land, buildings and, facilities located in the west of the Third Ring of Taozhu Street, Zhuji City (approximately floor area 92,998 square meters) to Party B as school campus, in consideration of management service fee (“Management Service Fee”) from Party B.

THEREFORE,

Party A and Party B have reached following supplemental agreement (the “Supplemental Agreement”) after fair and friendly negotiation.

1. According to the actual demands of Party B, from July 1, 2019, Party A agreed to adjust the floor area by Party B to 76,061 square meters. The Management Service Fee shall adjust to RMB3,751,575 from July 1, 2019 to June 30, 2020.

2. From July 1, 2020 to June 30, 2022, the Management Service Fee shall increase by 5% of the fee schedule set forth in the last year. From July 1, 2022 to June 30, 2037, the Management Service Fee shall increase by 3% each year.

3. Party A agrees to allow Party B to pay off the Management Service Fee for the remaining 18 years within the term of the Original Agreement by a one-off payment, with a discounted amount accounting for the time cost of advance payment. Party B shall arrange the payment of RMB60,128,430 within 30 days upon execution of this Supplemental Agreement.

4. Party B shall pay off the remaining 18 years Management Service Fee by a one-off payment. Party A shall allocate the aggregate amount of the one-off payment equally to each year within the term of the agreement, and issue an invoice to Party B annually for the Management Service Fee of that year. The amount of annual invoice shall be RMB3,340,468.33.

5. If the campuses conditions change due to reasons in connection with external environment, public policies, or other force majeure factors, the Parties may terminate this Supplemental Agreement before the end of term by friendly negotiation, in which case Party B shall pay Management Service Fee based on the actual use period of the campuses, and Party A shall return the Management Service Fee for the unused period to Party B according to the calculation method stipulated in Supplemental Agreement.

6. In the event of a dispute arising out of or relating to this Supplemental Agreement, the parties shall seek settlement of that dispute by negotiation or mediation by related department. In the event that the dispute is not settled by negotiation or mediation, Parties shall submit the dispute to the court with valid jurisdiction to resolve the matter.

7. If there is inconsistency between this Supplemental Agreement and the Original Agreement or any other contractual agreement, this Supplemental Agreement shall prevail.

8. This Supplemental Agreement may be executed in two counterparts, each shall be deemed original.

9. The Parties have hereto signed this Supplemental Agreement in Hangzhou City, Zhejiang Province. By mutual consent, July 1, 2019 is the effective date of the agreement.

Party A: (Corporate Seal)	Party B: (Corporate Seal)

Date:	Date: